TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

Santos

Media enquiries
Kathryn Mitchell
+61 8 8116 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

07025409

16 July 2007

SUPPL

Santos sells its United States interests

Santos notes the release made by Gulf Petroleum Ltd in relation to the sale of Santos' US assets.

Santos has entered into agreements to sell its exploration and production interests in the United States to IPR North America Holdings Corp. and IPR Lay Creek, LLC for a collective US$70 million (A$82 million). These agreements are subject to certain conditions.

In addition to the cash consideration, Santos will receive a 17.5% net profits interest in 3 exploration prospects targeting deep gas structures in the Texas State Waters. The initial exploratory well for the first of these prospects (the Cougar L Well), is currently drilling, and it is anticipated an exploratory well on each of the other two prospects will be commenced during the next 18 months.

Santos' intention to divest its United States interests was foreshadowed in an ASX release on 11 December 2006, and reflects the Company's strategic decision to re-focus on its exploration and production activities in Australia, Asia and the Middle East.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

JW 7/20

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

END